VIA EDGAR

April 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ronald E. Alper and Pam Long

Re: Twelve Seas Investment Company III

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 6, 2025

CIK 0002052243

Dear Mr. Alper and Ms. Long:

Twelve Seas Investment Company III (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 18, 2025, relating to the Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1 to Draft Registration Statement”), filed by the Company with the Commission on March 6, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. This letter will be filed concurrently with the filing of the Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 1 to Draft Registration Statement

Financial Statements

Notes to Financial Statements, page F-7

1.	Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and revise accordingly.

Response: The Company evaluated and included the segment disclosure on pages F-11 and F-12, Note 2 and on pages F-16 and F-17, Note 8 of the Registration Statement.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Dimitri Elkin

Dimitri Elkin, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP